EXHIBIT 12
            CATERPILLAR FINANCIAL SERVICES CORPORATION

          COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES
                            (Unaudited)
                       (Millions of Dollars)
                                   Three Months       Six Months
                                      Ended              Ended
                                 June      June    June     June
                                  30,      30,     30,      30,
                                 2000      1999    2000     1999

Net Income                       $   34   $   31   $  72    $  66

Add:
  Provision for income taxes         17       18      38       38

Deduct:
  Equity in profit of partnerships   (1)      (1)     (2)      (1)

Profit before taxes              $   50     $ 48    $108     $103

Fixed charges:
  Interest on borrowed funds       $178     $139    $338     $271
  Rentals at computed interest*       1        1       2        2

Total fixed charges                $179     $140    $340     $273

Profit before taxes plus
  fixed charges                    $229     $188    $448     $376

Ratio of profit before taxes plus
  fixed charges to fixed charges   1.28     1.34    1.32     1.38


*Those portions of rent expense that are representative of interest cost.